Exhibit 12

Calculation of Consolidated Ratios of Earnings to Fixed Charges

	9/30/2012	12/31/2011	12/31/2010	12/31/2009	12/31/2008	12/31/2007

Fixed Charges:
Interest expense on indebtedness	—	13	53	104	250	947
Noncash interest expense and other	—	—	3,673	4,805	4,153	763
Interest expense on portion of rent expense representative of interest	1,033	1,078	949	694	462	463
Total Fixed Charges	1,033	1,091	4,675	5,603	4,865	2,173

Earnings (loss):
Net income (loss) before benefit for income taxes	(66,861)	(79,676)	(50,159)	(52,475)	(45,552)	(31,689)
Fixed charges per above	1,033	1,091	4,675	5,603	4,865	2,173
Total earnings (loss)	(65,828)	(78,585)	(45,484)	(46,872)	(40,687)	(29,516)

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A

Deficiency of earnings available to cover fixed charges	(66,861)	(79,676)	(50,159)	(52,475)	(45,552)	(31,689)